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Cinderella's...
BY OFFERING GIRLS A
$930 Raised
Goal $7,500
27 days left to contribute
Turn A Dress Into A Girl's Dream
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INVEST IN **PLOOMSOCIAL**

The Fundraising Social Network

ploomsocial.com   Irvine, CA

Highlights

1. $11M in donations forecasted for 2024, resulting in $1.3 million in revenue (not guaranteed)

2. 10 initial campaigns raised $100k, 900 campaigns projected for 2024 with many more to come!

3. Founded by seasoned industry leaders; advisory board includes Shark Tank's Kevin Harrington.

4. Empowering fundraising through video storytelling.

5. A portion of revenue is donated back to charitable partners, amplifying our social impact.

Featured Investor



Jason Shields
Syndicate Lead

[Follow]

Invested $10,000 ⓘ

"PloomSocial is bringing the power of video storytelling to all charitable organizations, enabling more effective fundraising and deeper connections with donors. The idea is simple, yet very compelling. Short format video has quickly become the most effective communication tool via social media. Yet, the fundraising and donor experience on major platforms like GoFundMe has not evolved despite being a multi-billion dollar market. Enter PloomSocial, with the vision of their founder Cary and their talented team, there is now a modern option to fundraise. The early user feedback is strong, the platform is scalable, and now with the customer acquisition expertise of the Harrington Group, PloomSocial is poised to takeoff and help millions have more effective fundraising and donor relations. I am investing in PloomSocial, join me in the journey to bring video storytelling to charitable fundraising."

Our Team



Cary Carlton Founder & CEO

Cary has 30 years of senior leadership in Fortune 500 firms, leading high-performance teams with $300M P&L oversight. At PloomSocial, he created the first video storytelling fundraising platform, revolutionizing donor engagement. Proud Husband & Father.



Christopher Bobo COO

Christopher has 18 years of senior leadership in Fortune 500 firms, leading high-performance teams with $60M P&L oversight. At PloomSocial, he built a fully functional video content fundraising platform ready for investment and acceleration.



Mansoor Khaleeluddin   Marketing consultant

Mansoor is an accomplished marketing executive who has led marketing, branding, and communications across multiple industries, including SaaS software, education technology, streaming media, and professional services.



Quan Tran   Technology consultant

Quan is a visionary software engineering executive with 20+ years of experience in managing enterprise end-to-end, small to large-scale, commercial software solutions. Quan has the unique distinction of successfully taking two companies public.

Redefining Charitable Giving Through Video Storytelling



The Donor Connection Gap

The Donor Connection Gap

Have you ever donated money to a charity and had no idea it went or if it had any impact? Most of the time, all you receive is a donation receipt and a bumper sticker.

While donors know their generosity makes a difference, the process feels faceless and the emotional impact is missed. Donors rarely experience the impact of their gifts, leading to a lack of connection and often resulting in one-time donations. In fact, if 10 people give to a cause, on average, 7 of them will not give again.

Fundraisers, on the other hand, feel the joy of their work but struggle to convey their impact and secure sustained support. Both donors and fundraisers share the goal of making a positive impact but operate from different ends.


#1
ENGAGEMENT
55% of donors prefer to give online including; Baby Boomers, Generation X, and Millennial.
#2
TRANSPARENCY
88% of donors actively seek transparency and insights into how their contributions make a difference.
#3
RETENTION
New donor retention rate was down 7.5% from last year. The total percentage of new donors retained year-to-date was 18.5%.
Rapid growth in social media fundraising is redefining charitable giving.
32% of donors are most inspired to give via social media.
It's time to catch up!

PloomSocial bridges this gap through video storytelling, creating a powerful connection by showcasing real stories and tangible results. This emotional connection encourages repeat donations and amplifies the overall impact.

PloomSocial: Where Creativity Meets Generosity

PloomSocial's core mission is to redefine charitable giving by allowing donors

PloomSocial's core mission is to redefine charitable giving by allowing donors to fully experience the joy of giving and the gratitude that follows.

How do we do that? PloomSocial is a fundraising platform that integrates video storytelling into the philanthropic journey. Our immersive platform empowers non-profits, organizations, and individuals to creatively showcase their causes and the impact of donations, motivating a wider audience to contribute.



PloomSocial The Fundraising Social Network
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$930 Raised
Goal $7,500
27 days left to contribute
Turn A Dress Into A Girl's Dream
Donate
Share
Watch on YouTube

PloomSocial makes that missing connection through a new dimension of episodic storytelling where each donation is an immersive experience, not just a transaction. It creates a transparent donation journey for fundraisers and donors as they watch their contributions in action, creating emotional connections through the full lifecycle of the mission.

These videos aren't donation receipts and bumper stickers – they're front-row tickets to real impact!











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A better fundraising experience for fundraisers and donors:

- Donors are no longer lost in a faceless donation: They experience the raw emotional journey of their generosity through captivating videos, making it a more personal and meaningful experience.
- Fundraisers no longer have to spend all that time and money seeking donors: Their donors become a part of an interactive community, fostering repeat donations. And they get to creatively tell their full mission!


PloomSocial
The Fundraising Social Network
The Fundraiser Solution
Introducing PloomSocial!
An innovative social platform that integrates the power of video storytelling with the convenience of online giving.
Fundraiser Solution
Fundraisers showcase causes with episodic videos, inspiring a wider donor base and repeat donations.
Simplifies fundraising in a comprehensive, interactive platform.
Donor Solution
Donors watch the impact of their generosity, making it transparent and personal.
Creates the missing emotional connection, keeping donors engaged during and after the raise.

PloomSocial is more than just a platform; it's a movement towards more transparent, emotional, and effective giving. We're not just facilitating donations; we're fostering a community of empathy and generosity.


Welcome to the future of giving!
PloomSocial


The Fundraising Social Network
CNBC
Entrepreneur
Inc.
THE WALL STREET JOURNAL
GOOD MORNING AMERICA
Forbes

The Future of Charitable Giving

There has been a significant shift in how new generations receive and deliver information. Today's audiences increasingly prefer video content over traditional text and picture-based platforms. Video-based platforms are rapidly taking over, offering more engaging, dynamic, and impactful ways to connect with users.


105%
more money is raised with video campaigns than without.
55%
of people engaging with non-profits on a social media platform will donate money.
10X
more money is raised with peer-to-peer campaigns than traditional methods.

In a digital era reshaping the way we connect, PloomSocial is a trailblazer blending the power of episodic video storytelling with the simplicity of online donations. Capitalizing on the rise of fundraising through social media, PloomSocial simplifies the process in a one-stop-shop for impact.


PloomSocial
The Fundraising Social Network
Reinventing Fundraising
Easy to Create
Easy to Share
Easy to Give

- Device-Friendly Creation
- Convenient Video Upload
- Instant Content Sharing
- Effortless Sharing Experience
- In App End-to-End Payment System
- Multiple Payment Options

Fundraiser Personas

1) Goal-Oriented: Individuals, Non-profits, churches, missions setting specific fundraising goals for a defined cause.

2) Content Creator: Individuals, influencers, non-profits, churches sharing stories to engage and attract donors on an ongoing basis.

As PloomSocial paves the way for the future of engagement, it sets a new standard for the way we connect, give, and make a difference in the world.

Here are some innovative features of PloomSocial:

1. Integrated iOS App and Web Platform:

The platform boasts seamless integration between its iOS app and web interface, emphasizing user-friendly features. This dual-platform approach enhances accessibility and convenience, differing from platforms that may only offer web-based or app-based interfaces.

2. User-Friendly Donation Process:

Users can donate and share campaigns without the need to create a user profile, simplifying the donation process. This contrasts with many crowdfunding platforms that require account creation for engagement, thus lowering the barrier for casual or first-time donors.

3. Social Impact Revenue Sharing with Charitable Partners:

PloomSocial commits a portion of its revenue to charitable partners, amplifying our social impact and differentiating us from other crowdfunding platforms. We also incorporate social impact measurement tools to quantify and communicate the effectiveness of donations, enhancing transparency and trust.

4. AI-Powered Onboarding and Training:

Leveraging AI technology for user onboarding and training ensures a streamlined, efficient user experience, which is a forward-thinking approach not yet widely adopted in the crowdfunding sector.

At the heart of our mission lies the desire to empower both donating communities and others to experience the profound joy of giving – PloomSocial is not just about raising funds but also raising the emotional IQ of philanthropy.

A Market Ripe for Innovation

With 1.8M non-profits in the U.S. and **$557B in annual donations given**, this is a massive market waiting for modernization. Embracing the trends of online fundraising through social media, PloomSocial capitalizes on the growth and simplifies the process, allowing for a larger market share capture.



With our first-mover advantage and proven traction, PloomSocial is poised to lead the market and the transformation of the fundraising landscape towards more engaging, transparent, and effective methods.

Our Traction

Founded in 2022 approaching $1.1M in funding, we hit the ground running and have significant traction to showcase.

We have a fully functional web app and iOS app bringing a secure and engaging place for fundraisers and donors to move money for amazing causes. Our MVP launched in January 2024, and we already have 20 organizations raising on our platform, with another 900 projected for 2024. And that's just the beginning.



Forward looking projections cannot be guaranteed

Looking ahead, we anticipate processing over $15 million in donations in FY24 which translates to $1.2M in revenue and $300M in donations the next 36 months which translates to $24M in revenue*, underlining our rapidly growing influence in the digital donation space.

* Forward-looking projections cannot be guaranteed.

Additional detail on our traction:

1. Successful Fundraising in Pre-Seed Round:

Raised over $1.2 million in our pre-seed funding round, a testament to the strong confidence investors have in PloomSocial's potential. This early financial backing not only validates our business model but also sets a solid foundation for future growth and scalability.

2. Development of a Comprehensive Payment Ecosystem:

Built an end-to-end payment system, including full integrations for Know Your Customer (KYC) and Anti-Money Laundering (AML) compliance, ensuring secure, reliable, and legally compliant operations. This enhances user trust and safety while also positioning PloomSocial as a responsible and forward-thinking platform in the financial transaction space.

3. Demonstration of Product-Market Fit:

Successfully garnered commitments from 90 diverse non-profit organizations to use our platform in FY24. This substantial commitment serves as a robust validation of our product-market fit and a strong demand for innovative, story-driven fundraising solutions that PloomSocial uniquely provides.

4. Innovative Social Impact Measurement Tools:

Developed and integrated cutting-edge tools for measuring the social impact of donations made through the platform. These data-driven tools not only track the direct impact of financial contributions but also assess the broader social and community benefits derived from each donation.

With our remarkable traction, we have:

- Proven product-market-fit.

- Fully functional web app and iOS app quickly embraced by our target market.

- Go-to-market strategy fleshed out.

- Well-balanced, uniquely qualified, dream team in place.

Testimonials

1. Cinderella Closet-OC:

"PloomSocial has transformed our fundraising at Cinderella's Closet! Since partnering with them, we've raised over $7,000 and helped 500 girls shine at prom. The platform's intuitive design and powerful storytelling tools have boosted our donor engagement like never before. PloomSocial makes it easy to showcase the real impact of every donation, creating a deeper connection with our supporters. We're excited to continue using PloomSocial to drive our mission forward. Thank you for making dreams come true!"

- Erin Carlton, Director, Cinderella's Closet

2. Seven Baseball Academy:

"As a parent of a player and the organizer of the fundraising for Seven

Baseball Academy, I cannot express enough gratitude for PloomSocial. Through their platform, we were able to raise $2,300 to take our baseball team to the Little League World Series. PloomSocial made the fundraising process seamless and engaging, allowing our supporters to connect deeply with our mission and see the tangible impact of their contributions. Thanks to PloomSocial, our team had an unforgettable experience that will be cherished forever. We are excited to continue using this amazing platform for our future fundraising efforts and highly recommend it to anyone looking to make a difference." Tony Tran

3. Rob Wicker:

Kamarae Wicker, a beloved Special Education Teacher at Linden High School, had a profound impact on her students. In her memory, her family initiated a scholarship fundraiser through PloomSocial, initially aiming for $5,000 but raising it to $25,000 due to overwhelming support. The fundraiser will support students who embody Kamarae's values over the next five years.

Testimonial from Rob Wicker

"PloomSocial's video-based fundraising platform was a tremendous help during our difficult time. It allowed us to speak directly to our friends, family, and community, updating them with ease. The ability to share our journey and Kamarae's legacy through compelling videos made a significant impact. We initially set our goal at $5,000, but thanks to the platform's effectiveness, we surpassed it and raised $25,000. PloomSocial enabled us to connect emotionally with donors, making our fundraiser incredibly successful. Thank you for providing such a powerful tool to honor Kamarae's memory."

The Business Model

We've established a strong business model, providing us with diversified, multi-pronged revenue streams.

 

Revenue Model



Revenue Projections

$100,000,000

 

Subscription: Advanced Analytics, Enhanced Video Tools, Marketing Automation.

Licensing: White Label Solutions, API Access, Custom Integrations.

Premium Features: Featured Campaign Placement, Donor Management Tools, AI-Driven Recommendations, Virtual Reality, Blockchain Based Donation Tracking, Gamification.



* Forward-looking projections cannot be guaranteed.

Revenue Streams:

1. <u>Platform Contribution:</u> A contribution on each donation processed through the platform, ensuring a steady revenue flow proportional to platform usage.

2. <u>Corporate Partnerships:</u> Collaborations with businesses for matched giving programs and corporate social responsibility (CSR) initiatives.

3. <u>Ad Revenue Sharing:</u> Innovative co-op advertising model where users can opt-in to view ads in exchange for benefits, with revenue shared between PloomSocial and its users.

4. <u>Premium Features:</u> Offering advanced features or enhanced user experience for a subscription fee or one-time payment.

Go to Market Strategy

Our strategy includes a robust, two-fold marketing strategy to attract fundraisers and donors through tailored marketing strategies. Utilizing media coverage and endorsements to enhance brand recognition and credibility, we will build a loyal and active community around the joy of giving.



PloomSocial
The Fundraising Social Network
Go-to-Market Strategy
Social Media
Leverage organic and paid campaigns to reach potential donors and fundraisers.
Influencers
Collaborate with influencers to amplify brand awareness and drive user adoption.
Content Creation
Publish content (podcasts, articles, and a book) to showcase our unique value proposition.
Media Appearances
Secure interviews on TV and at industry events to expand our reach.
Full-Scale Marketing
Utilize a holistic marketing (SEO, targeted advertising, and email campaigns) to grow users.
Today
MVP launched
Core features
Live campaigns
Phase Two
Video Editing
AI & Machine Learning
In-Platform Advertising
Phase Three
B2B
Campaign Analytics
Global Launch



After the initial launch of our platform, we will add on additional features to enhance user experience and deepen the community while also expanding revenue potential.

Our Unique Offering

While there are other online fundraising platforms, none provide the full scope of what PloomSocial offers. More importantly, we have a first mover advantage with our comprehensive, immersive solution.



What Makes PloomSocial Different?
ploom social
Other Fundraiser Apps
Platform Fees: Charges on donations
PloomSocial
Platform Fee-Free Fundraising*: No fees for

- ✗ **Platform Fees:** Charges on donations, reducing funds received.
- ✗ **Limited Transparency:** Uncertain impact of contributions.
- ✗ **Text-Based Campaigns:** Less engaging than PloomSocial's videos.
- ✗ **Limited Support:** Less comprehensive support for fundraisers.
- ✗ **Community Building:** Less focus on fostering community engagement.

- using the platform.
- ⊘ **Transparent Donations:** Clear impact measurement tools for donors.
- ⊘ **Video Storytelling:** Engaging videos for emotional connection.
- ⊘ **Personalized Fundraising Support:** Personal support for your campaign .
- ⊘ **Community Engagement:** Interactive network for donors and fundraisers.

Looking into the future, the fundraising platform industry has shown a precedent for lucrative exits. For instance, gofundme was purchased in 2015 by private equity for over $600 million and then purchased Classy in 2022 for an undisclosed amount. In all, Classy and gofundme have raised over $5 billion.

Yet many problems with fundraising – especially when it comes to donor connection and retention – remain unaddressed. Until PloomSocial.

Dream Team

Founded by seasoned leaders inspired by personal goals of giving back, the deep experience of PloomSocial's team covers the full spectrum of getting PloomSocial successfully to market.



The Team



Cary Carlton
Founder & CEO

Cary is a business leader with 20 years of experience driving profitable businesses, fostering high-performing teams, and achieving exceptional results. He is passionate about coaching and developing individuals, prioritizing teamwork and collaboration to fuel success.



Christopher Bobo
Co-Founder & COO

Christopher brings 18 years of transformative senior leadership experience in fortune 500 corporations, with a proven track record of establishing standards, implementing process improvements, and leading high-performing teams.



Quan Tran
CTO

Quan is a visionary software engineering executive with 20+ years of experience in managing enterprise end-to-end, small to large-scale, commercial software solutions. With a unique distinction of successfully taking two companies public.



Mansoor Khaleeluddin
CMO

Mansoor is an accomplished marketing executive who has led marketing, branding, and communications across multiple industries, including SaaS software, education technology, streaming media, and professional services.

We've assembled a powerful bench of advisors including Shark Tank's Kevin Harrington.



Brian Harrington ~ Chris Bobo ~ Kevin Harrington ~ Cary Carlton ~ Brandon T Adams

Join the Joy of Giving Journey

PloomSocial is currently raising funds through Wefunder. We chose Wefunder because we want to give our community, supporters, and philanthropists everywhere a chance to invest in us and share in our upside!

We're expecting considerable growth over the next few years as we scale PloomSocial to the next level. We will deploy the capital to invest in product enhancements, marketing, sales, operational infrastructure, and strategic team growth.



PloomSocial
The Fundraising Social Network

Fundraising

Use of funds
5%
20%
45%
30%
Product Development
Marketing & Sales
Operations
Equipment/Inventory

Fundraising Round

2024 - 2025 milestones:

- Product Enhancement
- User Engagement and Acquisition
- Marketing and Brand Awareness
- Technology Infrastructure and Scalability
- Customer Support
- Regulatory Compliance and Risk Management
- Team Expansion



PloomSocial's unique blend of video storytelling and community engagement promises to revolutionize the landscape of charitable giving. Our innovative platform empowers individuals, teams, and organizations to not only raise awareness and funds but also to foster a profound sense of connection and impact.

We hope you invest in our vision of a new dimension of giving. Join us as we transform charitable giving from a transaction to an immersive storytelling experience that drives positive change!



Brian T Adams Partners with PloomSocial
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PloomSocial
The Fundraising Social Network
The fundraising platform that integrates video storytelling,
making donating an immersive experience, not just a transaction!